UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form S-8 (File No. 333-203384, 333-203384 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Form 6-K furnished by Check-Cap Ltd. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 12, 2026 (the “Original 6-K”) is being furnished to amend and restate Exhibits 99.1 and 99.2 to the Original 6-K. This Amendment also re-submits the consent of the independent registered public accounting firm as Exhibit 99.3 hereto.

Financial Information Regarding Merger with MBody AI Corp.

As previously disclosed, at the Annual General Meeting of Shareholders of the Company held on November 14, 2025, shareholders of the Company approved the merger (the “Merger”) of CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap (the “Merger Sub”), with and into MBody AI Corp., a Nevada corporation (“MBody AI”), with MBody AI surviving and becoming a wholly-owned subsidiary of Check-Cap after the Merger, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2025, by and among MBody AI, the Merger Sub and Check-Cap.

Check-Cap and MBody AI continue to work towards closing the Merger and are filing the financial statements contained in the exhibits below in furtherance of the transaction. Pending the approval of the initial listing application submitted to Nasdaq in connection with the Merger, Check-Cap and MBody AI expect the Merger to consummate in the second half of 2026.

The financial statements of MBody AI as of December 31, 2025 and for the year ended, and as of December 31, 2024 and for the period from October 7, 2024 (date of formation) to December 31, 2024, have been audited by BCRG Group, an independent registered public accounting firm registered with the Public Company Accounting Oversight Board, as set forth in their report thereon. The audited financial statements and the auditor’s report are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 are filed as Exhibit 99.2 hereto and are incorporated herein by reference. The unaudited pro forma condensed combined financial information that has been included as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K does not necessarily reflect what the Company’s results of operations, financial position or cash flows would have been during the periods presented had the Merger been completed in prior periods and does not necessarily indicate what the Company’s results of operations, financial position, cash flows or costs and expenses will be in the future.

Cautionary Statement Concerning Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements, which include, among others, statements regarding the completion and timing of the Merger, the Company’s ability to maintain continued compliance with Nasdaq listing requirements, and the expected benefits of the Merger. These forward-looking statements are based on the Company’s current intentions, beliefs, and expectations regarding future events. Actual results may differ materially due to risks and uncertainties including, but not limited to, the satisfaction of closing conditions, the ability to complete the Merger on the anticipated timeline or at all, integration risks, customer concentration risks including the potential loss or termination of key customer contracts, the ability to develop and commercialize new products and features, market conditions, and other factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on April 27, 2026. The Company undertakes no obligation to update forward-looking statements except as required by law.

Exhibits

Exhibit No.	Description
99.1	Consolidated Audited Financial Statements of MBody AI Corp. as of December 31, 2025 and December 31, 2024, and for the year ended December 31, 2025, and for the period from October 7, 2024 (date of formation) to December 31, 2024
99.2	Unaudited pro-forma condensed combined financial information
99.3	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

By:	/s/ David Lontini
Name:	David Lontini
Title:	Interim Chief Executive Officer

Date: June 24, 2026

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